UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hipwell, Arthur P.
   Humana Inc.
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President & General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common (1)                 |10/22/|P   | |11,700            |A  |18.625     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common (1)                 |10/23/|P   | |300               |A  |18.625     |20,189             |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common(1)                  |08/31/|I   |V|2810.1(3)         |A  |(3)        |3284.3             |I     |HRSP(3)                    |
                           |96    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (2)            |17.9375 |     |    | |           |   |1/13/|1/13/|Common(1)   |18,750 |       |18,750      |D  |            |
                      |        |     |    | |           |   |96   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |17.9375 |     |    | |           |   |1/13/|1/13/|Common(1)   |18,750 |       |18,750      |D  |            |
                      |        |     |    | |           |   |97   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |17.9375 |     |    | |           |   |1/13/|1/13/|Common(1)   |18,750 |       |18,750      |D  |            |
                      |        |     |    | |           |   |98   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |17.9375 |     |    | |           |   |1/13/|1/13/|Common(1)   |18,750 |       |18,750      |D  |            |
                      |        |     |    | |           |   |99   |04   |            |       |       |            |   |            |
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Option (2)            |16.9375 |     |    | |           |   |7/20/|7/20/|Common(1)   |6,250  |       |6,250       |D  |            |
                      |        |     |    | |           |   |96   |04   |            |       |       |            |   |            |
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Option (2)            |16.9375 |     |    | |           |   |7/20/|7/20/|Common(1)   |6,250  |       |6,250       |D  |            |
                      |        |     |    | |           |   |97   |04   |            |       |       |            |   |            |
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Option (2)            |16.9375 |     |    | |           |   |7/20/|7/20/|Common(1)   |6,250  |       |6,250       |D  |            |
                      |        |     |    | |           |   |98   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |16.9375 |     |    | |           |   |7/20/|7/20/|Common(1)   |6,250  |       |6,250       |D  |            |
                      |        |     |    | |           |   |99   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common(1)   |33,334 |       |33,334      |D  |            |
                      |        |     |    | |           |   |96   |05   |            |       |       |            |   |            |
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Option (2)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common(1)   |33,333 |       |33,333      |D  |            |
                      |        |     |    | |           |   |97   |05   |            |       |       |            |   |            |
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Option (2)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common(1)   |33,333 |       |33,333      |D  |            |
                      |        |     |    | |           |   |98   |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5,1987, as amended and restated on February
14, 1996, pursuant to the Company's Rights Agreement, which entitles holders of the Company's Common, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) Right to buy pursuant to Company 1989 Stock Option Plan for Employees which contains the right to satisfy the tax withholding obligations with Company stock and also contains Limited Right provisions in the event of a change in control of the
Company.
(3) Shares held on my behalf pursuant to the Humana Retirement & Savings Plan as of September 30, 1996, exempt under Rule 16b-3; transfer of account balance previously reported on August 1996 Form 4 at which time only $ amount was known.